Exhibit 99.1

Hydro One Files Preliminary Prospectus in Canada for Secondary Offering of Common Shares by the Province of Ontario

For Immediate Release – September 18, 2015

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario

Hydro One Inc. today announced that Hydro One Limited (collectively with Hydro One Inc., “Hydro One”), has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories in Canada, and a receipt has been issued by such regulatory authorities, in respect of the proposed secondary offering (the “offering”) of common shares of Hydro One Limited by the Province of Ontario (the “Province”). Hydro One Limited was incorporated on August 31, 2015 and is currently wholly-owned by the Province. Prior to completion of the offering, it is expected that Hydro One Limited will acquire all of the issued and outstanding shares of Hydro One Inc. from the Province.

In connection with the offering, it is expected that certain transactions will occur involving the capital structure of Hydro One and its subsidiaries. Specifically, it is expected that Hydro One Inc. will borrow an additional amount of approximately $800 million to: (i) together with other transactions, recapitalize its wholly-owned subsidiary Hydro One Networks Inc. to reset its capital structure for regulatory purposes to 60% debt and 40% equity and (ii) pay a cash dividend or return of capital to the Province of $1 billion. The $800 million in additional borrowing is expected to come from either Hydro One Inc.’s existing $1.5 billion revolving credit facility, a proposed new Hydro One Inc. $800 million revolving term credit facility or issuances of commercial paper from a proposed upsized Hydro One Inc. $1.5 billion commercial paper program. Hydro One and its subsidiaries are also expected to pay $2.6 billion of payments-in-lieu of taxes (the “departure tax”) in respect of a deemed disposition of their assets at fair market value that will occur as a result of ceasing to be exempt from regular federal and Ontario income tax once the Province owns less than 90% of its outstanding shares which is expected to occur in connection with the offering. In addition, prior to closing of the offering, it is expected the Province will make a $2.6 billion equity investment in Hydro One. Hydro One Inc. has also agreed to terminate, effective October 31, 2015, the existing indemnity from the Ontario Electricity Financial Corporation in favour of Hydro One Inc. and certain of its subsidiaries that, among other things, indemnifies those entities in respect of certain matters related to the restructuring of the former Ontario Hydro in 1999.

The preliminary prospectus of Hydro One Limited has not yet become final for the purpose of a distribution of securities to the public by the Province. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended.

Hydro One Inc. may be considered to be a promoter of Hydro One Limited for purposes of applicable Canadian securities laws. A copy of the preliminary prospectus is available under Hydro One Limited’s profile on SEDAR at www.sedar.com. A copy of the preliminary prospectus has also been filed for information purposes only under Hydro One Inc.’s profile on SEDAR at www.sedar.com. Certain of Hydro One Inc.’s historical disclosure has been updated and is presented in the preliminary prospectus of Hydro One Limited and the preliminary prospectus also contains a description of other potential impacts to Hydro One Inc. and its subsidiaries as a result of the offering.

About Hydro One Inc.

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $23 billion in assets and 2014 revenues of over $6 billion. The company delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s 29,000 km high-voltage transmission network and a 122,000 circuit km primary low-voltage distribution network. Hydro One Inc. is currently wholly-owned by the Province of Ontario.

Forward Looking Information

This press release may contain “forward looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements related to the offering including the expected acquisition of all of the issued and outstanding shares of Hydro One Inc. by Hydro One Limited from the Province, the expected additional debt to be incurred by Hydro One Inc., the expected recapitalization of Hydro One Networks Inc., the size and expected payment of the dividend to be declared to the Province, the expected payment of the departure tax and the expected equity investment in Hydro One by the Province. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One Inc.’s filings with the securities regulatory authorities in Canada, and are available on SEDAR at www.sedar.com. Hydro One Inc. does not intend, and it disclaims any obligation, to update any forward- looking information, except as required by law.

For further information: Hydro One Investor Relations, 416-345-6867